Exhibit (d)-(7)

CONFIDENTIAL

AGREEMENT

This AGREEMENT (this “Agreement”), dated as of November 6, 2015, is entered into by and between (i) Ali YK Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), (ii) Alibaba Investment Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands (“AIL”), and (iii) YF Venus Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Yunfeng” and, together with the Company and AIL, the “Parties” and each a “Party”).

WHEREAS, the Parties are the parties to the Amended and Restated Share Purchase and Shareholders Agreement dated as of May 21, 2014 (the “SSA”);

WHEREAS, the Company proposes to enter into an agreement and plan of merger (as may be amended, modified or supplemented from time to time, the “Merger Agreement”) with Youku Tudou Inc. (“Yankee”) and certain other parties thereto pursuant to which, among other matters, (i) a wholly-owned subsidiary of the Company (“Merger Sub”) would merge with and into Yankee, with Yankee as the surviving company of the merger (the “Merger”), (ii) any ordinary shares of Yankee (“Yankee Shares”) and American Depositary Shares of Yankee (“Yankee ADSs”) owned by the Company would be cancelled in the Merger without any payment of consideration or distribution therefor, and (iii) other Yankee Shares and Yankee ADSs would be cancelled in the Merger and converted into the right to receive a specified amount of cash per Yankee Share or Yankee ADS, as applicable, pursuant to the Merger Agreement; and

WHEREAS, in connection with the Merger and the other transactions contemplated by the Merger Agreement, the Parties wish to provide certain consents and waivers with respect to matters set forth in the SSA as expressly set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, and intending to be legally bound, the Parties hereby agree as follows:

1.              DEFINITIONS

1.1.                            Certain Definitions.  Except as specifically provided herein, capitalized terms used but not defined herein shall have the meanings ascribed to them in the SSA.

2.              CONSENT AND WAIVER

2.1.                            Consent and Waiver.  Yunfeng hereby consents, and shall cause the YF Director to vote in favor of and consent, and both Yunfeng and the YF Director are hereby deemed to consent, to each of the following and waive any provision of the SSA (including without limitation Section 4.2 and Section 9.13) to the extent it would otherwise restrict or prohibit any of the following:

(a)                                 the formation of Merger Sub, the execution of the Merger Agreement and any other documents in connection with the Merger by the Company and the Merger Sub, the consummation of the Merger and the other transactions contemplated by the Merger Agreement (including the cancellation of the YF Yankee Shares and the AIL Yankee Shares for no consideration or distribution therefor in the Merger), and the taking of any actions reasonably necessary or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement;

(b)                                 the amendment of the Memorandum and Articles to be substantially in the form of the memorandum and articles of association of Merger Sub, such amendment to be effective upon the Effective Time of the Merger (as defined in the Merger Agreement);

(c)                                  the increase in the authorized share capital of the Company and the issuance of additional Class A Shares to AIL or any of its Affiliates in connection with the funding by AIL or any of such Affiliates of additional amounts of cash to the Company for payment by the Company of merger consideration or other amounts payable by the Company or Merger Sub pursuant to the Merger Agreement (it being understood that the Per ADS Merger Consideration (as defined in the Merger Agreement) is US$27.60);

(d)                                 the initiation or settlement of any litigation or arbitration proceedings that may arise out of or relate to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement; and

(e)                                  the adoption of all necessary shareholders resolutions and board resolutions for the authorization of the Company to carry out any of the foregoing, including in relation to any amendments to the Memorandum and Articles in connection with any of the actions described in this Section 2.1.

2.2.                            Termination of SSA.  The Parties hereby agree that the SSA will automatically terminate, without any further action on the part of any of the Parties, upon the Effective Time of the Merger (as defined in the Merger Agreement).

2.3.                            Schedule 13E-3.  Yunfeng hereby agrees that it shall become a filing party to the Schedule 13E-3 related to the Merger and the other transactions contemplated by the Merger Agreement and shall cooperate in good faith and use its reasonable best efforts to promptly provide all information regarding Yunfeng and its Affiliates, the SSA and any related matters which is reasonably necessary or advisable to be included in the Schedule 13E-3 and related proxy statement of Yankee.

2.4.                            YF Share Exchange.  Yunfeng hereby agrees that, notwithstanding Section 5.4 of the SSA, following the date of this Agreement, Yunfeng shall not provide an Exchange Notice to the Company and AIL or be entitled to receive Exchanged Yankee Shares pursuant to Section 5.4 of the SSA without the prior written consent of AIL; provided that the restriction in this Section 2.4 shall terminate in the event that the Merger Agreement is terminated in accordance with the terms thereof.

2.5.                            Post-Closing Arrangements.  Each of the Parties hereby agrees to use its commercially reasonable efforts and act in good faith to negotiate and enter into mutually acceptable shareholders arrangements in respect of the Company, following the date of this Agreement and prior to the consummation of the Merger, such shareholders arrangements to govern the relationship among the shareholders of the Company following the consummation of the Merger; provided, that in no event shall the terms of such shareholders arrangements violate or otherwise be inconsistent with the terms of the governance, economic and other arrangements to be agreed between AIL or any of its Affiliates, on the one hand, and certain members of management (together with certain of their respective affiliates) of Yankee, on the other hand.

3.              MISCELLANEOUS

3.1.                            Other Provisions Unaffected.  Except as specifically provided herein, the provisions of the SSA shall continue in full force and effect as between the Parties.

3.2.                            Miscellaneous. Sections 9.5, 9.6, 9.7, 9.8, 9.9, 9.10, 9.11, 9.12, 9.13 and 9.14 of the SSA shall apply to this Agreement, mutatis mutandis, as if set forth herein in full.

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IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

ALI YK INVESTMENT HOLDING LIMITED

By:	/s/ Timothy Alexander Steinert
Name:	Timothy Alexander Steinert
Title:	Authorized Signatory

ALIBABA INVESTMENT LIMITED

By:	/s/ Timothy Alexander Steinert
Name:	Timothy Alexander Steinert
Title:	Authorized Signatory

YF VENUS LTD

By:	/s/ HUANG Xin
Name:	HUANG Xin
Title:	Authorized Signatory

SIGNATURE PAGE TO AGREEMENT